UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Navios Maritime Holdings Inc.

(Name of the Issuer)

Navios Maritime Holdings Inc.

N Logistics Holdings Corporation

N Shipmanagement Acquisition Corp.

Angeliki Frangou

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number of Class of Securities)

Navios Maritime Holdings Inc. Strathvale House, 90 N Church Street P.O. Box 309, Grand Cayman KY1-1104 Cayman Islands Attn: Vasiliki Papaefthymiou, Esq. Telephone: +1 345 232 3067	N Logistics Holdings Corporation N Shipmanagement Acquisition Corp. Angeliki Frangou 85 Akti Miaouli Street Piraeus, Greece 185 38 Attn: Vasiliki Papaefthymiou, Esq. Telephone: +302104595000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: Philip Richter (212) 859-8000	Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Attn: Ryan J. Maierson; Nick S. Dhesi (713) 546-5400	Thompson Hine LLP 300 Madison Avenue, 27th Floor New York, NY 10017 Attn: Todd E. Mason (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment No. 1”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on November 13, 2023 (the “Original Transaction Statement”, and as amended by this Amendment No. 1, the “Transaction Statement”). This Transaction Statement is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands corporation (the “Company”), the issuer of common stock, par value $0.0001 per share (the “Company Common Stock”), (b) N Logistics Holdings Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (“NLHC”) and affiliated with Ms. Angeliki Frangou, (c) N Shipmanagement Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“NSC”) and affiliated with Ms. Angeliki Frangou, and (d) Ms. Angeliki Frangou.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 22, 2023 (the “Merger Agreement”), by and among the Company, NLHC, Navigation Merger Sub Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of NLHC (“Merger Sub”) and, for limited purposes, NSC. Pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation in the merger and a subsidiary of NLHC (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Amendment No. 1 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

All capitalized terms used but not expressly defined in this Amendment No. 1 are given the respective meanings ascribed to such terms in the Original Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.

Except as amended and supplemented in this Amendment No. 1, the information set forth in the Original Transaction Statement remains unchanged.

ITEM 15 ADDITIONAL INFORMATION

Regulation M-A, Item 1011(b)-(c)

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On December 13, 2023, the Company held a special meeting of its stockholders (the “Special Meeting”) at which the Company’s stockholders considered and voted on a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Agreement Proposal”). At the Special Meeting, the Merger Agreement Proposal was approved by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class.

On December 13, 2023, following the Special Meeting, the Company filed Articles of Merger with the Registrar of Corporations of the Republic of the Marshall Islands, pursuant to which the Merger became effective at 8:00 a.m., Eastern Time, on December 14, 2023 (the “Effective Time”). As a result of the Merger, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and a subsidiary of NLHC.

Under the terms of the Merger Agreement, at the Effective Time, each share of Company Common Stock that was issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by (i) the Company (including as treasury stock) or any of its subsidiaries or (ii) NLHC or Merger Sub) was automatically converted into the right to receive the merger consideration of $2.28 per share of Company Common Stock in cash, without interest and less any required withholding taxes.

As a result of the Merger, NLHC owns all of the shares of Company Common Stock and the shares of Company Common Stock will no longer be listed on any securities exchange or quotation system, including on the New York Stock Exchange (the “NYSE”). On December 13, 2023, the Company notified the NYSE of the expected completion of the Merger at 8:00 a.m., Eastern Time, on December 14, 2023 and requested that trading in the Company Common Stock on the NYSE be suspended prior to the opening of trading on December 14, 2023. The Company also requested that the NYSE file a Form 25 with the SEC notifying the SEC of the delisting of the Company Common Stock on the NYSE and the deregistration of the Company Common Stock under Section 12(b) of the Exchange Act. In addition, the Company intends to deregister the shares of Company Common Stock under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25.

The Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares), Series H Preferred Stock (and the related American Depositary Shares), and Series I Preferred Stock were unaffected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

In addition, on December 14, 2023, the Company and NLHC issued a joint press release announcing the results of the Special Meeting and the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Report on Form 6-K, filed concurrently with the SEC, and is incorporated herein by reference as Exhibit (a)(4) hereto.

ITEM 16 EXHIBITS

Regulation M-A, Item 1016(a)-(d), (f)-(g)

Item 16 of the Transaction Statement is hereby amended and supplemented by adding the following exhibit:

(a)-(4)	Press Release, dated December 14, 2023, incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed on December 14, 2023

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2023

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Secretary

N LOGISTICS HOLDINGS CORPORATION

By:	/s/ Sofia Tavla
Name:	Sofia Tavla
Title:	Secretary

N SHIPMANAGEMENT ACQUISITION CORP.

By:	/s/ Brigido Navarro
Name:	Brigido Navarro
Title:	President

/s/ Angeliki Frangou
Angeliki Frangou